Exhibit 99.1

iClick Interactive Asia Group Limited

to Hold Extraordinary General Meeting of Shareholders

HONG KONG — February 1, 2024 — iClick Interactive Asia Group Limited (“iClick” or the “Company”) (NASDAQ: ICLK), a leading enterprise and marketing cloud platform in China that empowers worldwide brands with full-stack consumer lifecycle solutions, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on March 8, 2024 at 9:00 a.m. (Hong Kong time) or March 7, 2024 at 8:00 p.m. (New York time), at 15/F Prosperity Millennia Plaza, 663 King’s Road, Quarry Bay, Hong Kong, China. The purpose of the EGM is for shareholders of the Company to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”), dated November 24, 2023, by and among TSH Investment Holding Limited (“Parent”), TSH Merger Sub Limited, a wholly-owned subsidiary of Parent (“Merger Sub”), and the Company, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”), and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger (as defined below).

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the Merger, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company and becoming a wholly-owned subsidiary of Parent (the “Merger”). If completed, the Merger will result in the Company becoming a privately-held company and its American depositary shares (each, an “ADS”, representing five (5) Class A ordinary shares) no longer being listed or traded on the Nasdaq Global Market, with the Company’s ADS program terminated. In addition, the Company’s ADSs and Class A ordinary shares represented by the ADSs will cease to be registered under Section 12 of the Securities and Exchange Act of 1934, as amended, following consummation of the Merger.

The Company’s board of directors (the “Board”), acting upon the unanimous recommendation of the special committee of independent and disinterested directors established by the Board, unanimously authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger, and unanimously resolved to recommend that the Company’s shareholders and ADS holders vote FOR, among other things, the proposal to authorize and approve the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the Transactions, including the Merger.

Shareholders of record at the close of business in the Cayman Islands on February 15, 2024 will be entitled to attend and vote at the EGM and any adjournment thereof. ADS holders as of the close of business in New York City on February 15, 2024 will be entitled to instruct JPMorgan Chase Bank, N.A., in its capacity as the Company’s ADS depositary, to vote the Class A ordinary shares represented by the ADSs at the EGM.

Additional Information About the Merger

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the Merger and related matters, without charge, from the SEC’s website www.sec.gov.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

The Company and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the Merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is for information purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About iClick Interactive Asia Group Limited

Founded in 2009, iClick Interactive Asia Group Limited (NASDAQ: ICLK) is a leading enterprise and marketing cloud platform in China. iClick’s mission is to empower worldwide brands to unlock the enormous market potential of smart retail. With its leading proprietary technologies, iClick’s full suite of data-driven solutions helps brands drive significant business growth and profitability throughout the full consumer lifecycle. Headquartered in Hong Kong, iClick currently operates in eleven locations across Asia and Europe. For more information, please visit ir.i-click.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and words of similar meaning. Statements that are not historical or current facts, including statements about beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that the Merger will not close as planned if events arise that result in the termination of the Merger Agreement; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement filed by the Company. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Catherine Chau	Tom Caden
Phone: +852 3700 9100	Phone: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com